UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNESIS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

867328 700

(CUSIP Number of Class of Securities of Underlying Common Stock)

Daniel N. Swisher, Jr.

President and Chief Executive Officer

Sunesis Pharmaceuticals, Inc.

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

(650) 266-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mehdi Khodadad

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Telephone: (650) 843-5000

Fax: (650) 849-7400

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached are the Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for the Annual Meeting of Stockholders of Sunesis Pharmaceuticals, Inc. (“Sunesis”), scheduled for May 31, 2017, and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement (the “Proxy Materials”). The Proxy Materials contain a proposal submitted for the approval of Sunesis’ stockholders authorizing a program that will permit Sunesis’ eligible employees to exchange options issued under Sunesis’ 2005 Equity Incentive Award Plan and 2011 Equity Incentive Plan with an exercise price equal to or greater than $8.00 per share (the “Eligible Options”) for a lesser number of options (the “New Options”). The New Options will not be vested on the date of grant and will be subject to a new vesting schedule. The New Options exchanged for the Eligible Options that have already vested as of the effective date (the “Effective Date”) of the proposed stock option exchange program (the “Option Exchange Program”) will vest monthly over the two year period from the grant date of such New Options and the New Options exchanged for the Eligible Options that have not vested as of the Effective Date will vest monthly over the three year period from the grant date of such New Options, in each case, subject to the option holder’s continued service with Sunesis on the applicable vesting date. The New Options will have a term that will expire seven years following the date the New Options are granted, subject to the option holder’s continued service with Sunesis. The Option Exchange Program will be available to employees, including executive officers, who, at the start of the Option Exchange Program, are employed by or providing services to Sunesis and hold outstanding Eligible Options at that time. The New Options will have an exercise price per share equal to the closing price of Sunesis’ common stock as reported on the Nasdaq Global Market on the date the New Options are granted. Exchange ratios will be established shortly before the commencement date of the Option Exchange Program and will vary depending on the original exercise price of the Eligible Option. Exchange ratios will be designed to result in a fair value, for accounting purposes, of the New Options that will be approximately equal, on an aggregate basis, to the fair value of the Eligible Options that are surrendered in the Option Exchange Program (based on valuation assumptions made when the Option Exchange Program commences). Generally, the exchange ratios will be established by grouping together Eligible Options with similar exercise prices. The exchange ratios will be based on the fair value of the Eligible Options (calculated using the Black-Scholes model) within the relevant grouping. Calculation of fair value takes into account variables such as the volatility of Sunesis’ stock, the expected term of a stock option, and interest rates.

The Proxy Materials do not constitute an offer to holders of options to purchase Sunesis’ common stock to exchange their options. In the event Sunesis’ stockholders approve the Option Exchange Program, the Option Exchange Program may be commenced at such time as determined in the discretion of Sunesis’ Board of Directors, or Sunesis’ Board of Directors may choose not to implement the Option Exchange Program.

At the time the Option Exchange Program has commenced, Sunesis will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. Sunesis will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. Sunesis stockholders and option holders will be able to obtain these written materials and other documents filed by Sunesis with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov. In addition, Sunesis stockholders and option holders may obtain free copies of the documents filed by Sunesis with the Securities and Exchange Commission by directing a written request to Sunesis Pharmaceuticals, Inc., Attn.: Corporate Secretary, 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080.

ITEM 12. EXHIBITS.

Exhibit Number	Description

99.1	Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for 2017 Annual Stockholders Meeting (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 3, 2017)